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                       [TREK RESOURCES, INC. LETTERHEAD]

VIA FACSIMILE AND REGULAR MAIL

                                 April 17, 2001

Gus Edwards Co.
3517 N. 6th Street
Abilene, TX 79603

                               Re: Offer to Purchase Oil and Gas Properties Cottle and King Counties, Texas

Gentlemen:

         Trek Resources, Inc. ("Trek") would like to submit the following offer for interests in properties which the Gus Edwards Company et al owns in the above referenced counties. Trek hereby offers to acquire all the right, title and interest in all of the oil and gas leases, wells, and properties, including all related personal property and equipment for $1,500,000. This offer is for the working interest and the net revenue interest as provided on Exhibit A. This offer is subject the following:

         1.       The effective date of the sale will be April 1, 2001 at 7:00
                  AM;

         2.       Closing will occur on or before May 7, 2001;

         3. Conveyance will be by a mutually acceptable assignment and bill of sale containing a special warranty of title and representation that the properties conveyed are free from all encumbrances; all personal property and equipment will be sold "AS IS, WHERE IS";

         4. Upon execution of this letter agreement, Edwards will provide Trek with access to the land, title, production, lease operating statements, accounting, environmental and other records pertaining to the properties for the due diligence review and inspection and to comply with applicable SEC public company reporting requirements;

         5. Each party will be responsible for its own cost and expense incurred in connection with this sale;

         6. Both parties will keep confidential the terms and conditions of the sale, both prior to and after closing, except upon written consent of the other or as may be required by law, rule, or regulation;

         7. Verification of marketable title to the interests set forth on Exhibit A.

         8. All April operating expenses will be paid by Trek with the exception of expenses associated with the repair of the compressors that began in March, 2001. These expenses shall be borne by Seller.

         9.       All taxes shall be pro-rated as of April 1, 2001.

         10. We shall pay for oil in tanks less pipeline connection and BS&W at the posted price on April 1, 2001.

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Gus Edwards Company
April 17, 2001
Page 2

         We have wired $25,000 earnest money to your account. The earnest money is non-refundable should Trek not be able or choose not to close. It is our understanding that at closing we will wire the remaining money to the Gus Edwards Company, who in turn will be responsible for distribution to the working interest partners. Gus Edwards Company shall also be responsible for having the appropriate assignments executed by its working interest partners in favor of Trek Resources, Inc.

                                                      Very truly yours,

                                                      TREK RESOURCES, INC.

                                                      /s/ MICHAEL E. MONTGOMERY

                                                      Michael E. Montgomery
                                                      President


AGREED TO and ACCEPTED
this ___ day of April, 2001

GUS EDWARDS COMPANY


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